UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MARCH 6, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Digimarc Corporation

File No. 333-87501 - CF#23097

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Digimarc Corporation submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.9 to a Form S-1 registration statement filed on September 21, 1999, as amended and refiled with fewer redactions as Exhibit 10.4 to a Form 10 filed on June 23, 2008 (File No. 001-34108).

Based on representations by Digimarc Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.9   through December 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel